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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 34)1

Synergy Brands Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
87159E402
(CUSIP Number)
Lloyd I. Miller, III
4550 Gordon Drive
Naples, Florida, 34102
(239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87159E402	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,747,748

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		480,224

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,747,748

WITH	10	SHARED DISPOSITIVE POWER

		480,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,227,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

     Introduction
      This constitutes Amendment No. 34 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated September 26, 2001, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”) of Synergy Brands Inc., a Delaware corporation (the “Company”). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.
     Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding the following:
     “The purpose of this Amendment is to report that since the filing of Amendment No. 33 to the Statement, dated January 8, 2008, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller as a result of a change in the aggregate number of outstanding Shares.”
     Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller beneficially owns 3,227,972 Shares which is 27.6% of the outstanding shares of the Company (based upon 11,698,010 outstanding Shares as set forth in the Company’s 10K filed on March 28, 2008).
     As of the date hereof, 404,272 of such beneficially owned Shares are owned of record by Trust A-4; 15,952 of such beneficially owned Shares are owned of record by Trust C; 1,823,500 of such beneficially owned Shares are owned of record by Milfam I L.P.; 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 878,348 of such beneficially owned Shares are owned of record by Mr. Miller directly; 30,000 of such beneficially owned Shares are owned of record by Trust A-2; and 30,000 of such beneficially owned Shares are owned of record by Trust A-3.
     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.
     (c) The following table details the transactions effected in the past sixty days:

	MILFAM I L.P.
Date of Transaction	Number of Shares Acquired	Price Per Share
April 7, 2008	18,000	*
April 7, 2008	10,000	**

	LLOYD I. MILLER, III
Date of Transaction	Number of Shares Acquired	Price Per Share
April 7, 2008	10,000	**

	TRUST A-2
Date of Transaction	Number of Shares Acquired	Price Per Share
April 7, 2008	5,000	**

	TRUST A-3
Date of Transaction	Number of Shares Acquired	Price Per Share
April 7, 2008	5,000	**

* These shares were beneficially acquired by Mr. Miller pursuant to Section 14(b) of the subscription agreement dated as of November 1, 2004 between the Company and Milfam I L.P., (the “November Subscription Agreement”). The November Subscription Agreement was filed as Exhibit 100.2 to Mr. Miller’s Amendment No. 25 to the Statement and is hereby incorporated by reference. No additional consideration was paid by Mr. Miller for these Shares.
** Each of Mr. Miller, Milfam I L.P., Trust A-2 and Trust A-3 (collectively, the “Investors”) is party to a subscription agreement dated as of March 31, 2003 with the Company (the “March Subscription Agreements”), pursuant to which the Investors subscribed to shares of Series A Class B Preferred Stock and Common Stock of the Company (as reported in Amendment No. 11 to the Statement, filed by Mr. Miller on April 4, 2003). The shares reported were issued to the Investors pursuant to Section 15 of the March Subscription Agreements. No additional consideration was paid by the Investors for these Shares.
     (d) Other than shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
Dated: April 10, 2008

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III